October 9, 2009

VIA EDGAR

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	The Washington Post Company

Form 10-K for the Fiscal Year Ended December 28, 2008

Filed February 26, 2009

File No. 1-6714

Dear Mr. Spirgel:

This letter responds to the comment from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 15, 2009 (the “Comment”) relating to the Annual Report on Form 10-K for the Fiscal Year Ended December 28, 2008 of The Washington Post Company (the “Company”).

Form 10-K for the Fiscal Year Ended December 28, 2008

Critical Accounting Policies and Estimates

Goodwill and other intangible assets, page 52

1.	We note that goodwill accounted for 27% of total assets as of December 31, 2008. We note that revenues, operating income and segment income have declined in recent quarters due to the negative impact of the current economic environment. As a result of your impairment test of your operating units as of December 28, 2008, you determined that a portion of your goodwill balance was not impaired. In light of the significance of your goodwill balance and your impairment charge, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

•	Provide a more detailed description of the steps you perform to review goodwill for recoverability.

•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

•	Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

•

Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

•

Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

•	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

•

In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

•	Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:

•	Provide a more detailed description of the steps you perform to review goodwill for recoverability.

The Company reviews its goodwill at least annually, as of November 30, for possible impairment in accordance with FASB Accounting Standards Codification (“ASC”) Topic 350, “Intangibles – Goodwill and Other” (“ASC 350”). Goodwill is reviewed for possible impairment between annual tests if an event occurred or circumstances changed that would more likely than not reduce the fair value of the reporting unit below its carrying value. The Company tests its goodwill at the reporting unit level, which is an operating segment or one level below an operating segment. The Company tests the goodwill for impairment using a two-step process. The first step of the goodwill impairment test compares the estimated fair value of a reporting unit with its carrying amount, including goodwill. This step is performed to identify potential impairment, which occurs when the carrying amount of the reporting unit exceeds its estimated fair value. The second step of the goodwill impairment test is only performed when there is a potential impairment and is performed to measure the amount of impairment loss at the reporting unit. During the second step, the Company allocates the estimated fair value of the reporting unit to all of the assets and liabilities of the unit (including any unrecognized intangible assets). The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. The amount of the goodwill impairment is the difference between the carrying value of the reporting unit’s goodwill and the implied fair value determined during the second step. The Company will incorporate this description in its critical accounting policy disclosures beginning with its Annual Report on Form 10-K for the year ending January 3, 2010.

•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

The Company’s goodwill balance as of December 28, 2008 by reporting unit was as follows:

(in thousands)	Goodwill
Education
Higher Education	$343,332
Test Prep	179,006
Professional	493,463
Score	6,870

1,022,671
Cable Television	85,488
Newspaper Publishing
Washington Post Media	6,335
Greater Washington Publishing	7,270
The Slate Group	1,809

15,414
Television Broadcasting	203,165
Magazine Publishing	25,015
Other Businesses	38,404

$1,390,157

Two reporting units did not have any goodwill as of December 28, 2008. The Company will incorporate this information in its critical accounting policy disclosures beginning with its Annual Report on Form 10-K for the year ending January 3, 2010.

•	Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

In 2008, the Company did not have any changes to its reporting units or allocations of goodwill by reporting unit since the 2007 annual impairment testing. However, as disclosed in the Company’s Form 10-Q for the quarterly period ended June 28, 2009, the education division (Kaplan) has implemented changes to its organizational and internal reporting structures, which were completed by the end of the third quarter. This reorganization resulted in changes to the Company’s reporting units and related allocations of goodwill that will be disclosed in the Company’s Form 10-Q for the quarterly period ended September 27, 2009.

•

Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

•

Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

•	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

•

In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

The Company determines the estimated fair value of its reporting units by utilizing a discounted cash flow model and, where appropriate, a market value approach is also utilized to supplement the discounted cash flow model. The Company makes estimates and assumptions regarding future cash flows, discount rates, long-term growth rates and market values to determine each reporting unit’s estimated fair value.

The assumptions about future cash flows and growth rates were based on forecasts and long-term business plans of each reporting unit. Such assumptions take into account numerous factors including historical experience, anticipated economic conditions, changes in the reporting unit cost structures (including restructuring plans, early retirement plans, plant closures), and expected revenues from current and future enrollments at the education division, cable subscriber fees, advertising and newspaper and magazine subscriptions.

The discount rate assumptions for each reporting unit took into account the Company’s assessment of the risks inherent in the future cash flows of the respective reporting unit and the weighted-average cost of capital of market participants in businesses similar to the reporting unit.

Beginning with our Annual Report on Form 10-K for the year ending January 3, 2010, the Company will provide additional information in our critical accounting policies on the significant estimates and assumptions used to determine the estimated fair value of the reporting units, including the discount rates and long-term growth rates. The Company will also provide a sensitivity analysis of those assumptions based upon reasonably likely changes. The Company includes the following example of such additional disclosure using the information as of December 28, 2008 below.

The Company reviews its goodwill annually as of November 30 for possible impairment or between annual tests if an event occurred or circumstances changed that would more likely than not reduce the fair value of the reporting unit below its carrying value. The Company uses a discounted cash flow model and, where appropriate, a market value approach is also utilized to supplement the discounted cash flow model, to determine the estimated fair value of its reporting units. The Company makes estimates and assumptions regarding future cash flows, discount rates, long-term growth rates and market values to determine each reporting unit’s estimated fair value. The key assumptions used by the Company were as follows:

•

Expected cash flows underlying our business plans for the periods 2009 through 2013. The expected cash flows took into account historical growth rates but also included the adverse effect of the overall economic downturn at some of the Company’s businesses, particularly at the Company’s advertising related businesses. Expected cash flows also reflected the anticipated savings from restructuring plans at the Newspaper Publishing, Magazine Publishing and Education division’s reporting units, early retirement plans at the Newspaper and Magazine Publishing reporting units and other initiatives.

•	Cash flows beyond 2013 were projected to grow at a long-term growth rate, which the Company estimated between 2% and 5% for each reporting unit.

•	The Company used a discount rate of 10.5% to 17% to risk adjust the cash flow projections in determining the estimated fair value.

The Company recorded goodwill and other intangible asset impairment charges at three of its reporting units in 2008 totaling $135.4 million. Excluding these three reporting units, the annual goodwill impairment test indicated that the estimated fair value of the reporting units with significant goodwill balances exceeded their respective carrying values by a margin in excess of 25%, with the exception of Kaplan Professional where the margin was approximately 5%. For Kaplan Professional, the Company considered a discounted cash flow model, as well as a market value approach using a multiple of EBITDA. Based on the annual impairment review as of November 30, 2008, a decline of 150 basis points in the long-term growth rate or an increase of 100 basis points in the discount rate would have resulted in a possible impairment. Changes to the Company’s estimates or related assumptions in the future may result in additional impairment charges.

•	Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

The Company performs its annual goodwill impairment review as of November 30 of each year and between annual tests if an event occurred or circumstances changed that would more likely than not reduce the fair value of the reporting unit below its carrying value. As part of the goodwill impairment reviews, the Company reevaluates all key assumptions to take into account current circumstances, and updates the assumptions accordingly. The methodology used to estimate the fair value of the Company’s reporting units on November 30, 2008 was consistent with the one used during our 2007 annual goodwill impairment test. The Company made changes to certain of its assumptions utilized in the discounted cash flow models for 2008 compared with the prior year due largely to the adverse economic environment and its impact on our businesses. In 2008, the Company used higher discount rates in all cases and lower growth rates in most cases in its discounted cash flow models compared to 2007. The Company will disclose any significant changes to its assumptions and methodology in our critical accounting policies, beginning with our Annual Report on Form 10-K for the year ending January 3, 2010.

* * * *

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. Please call me at (202) 334-6676 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Wallace R. Cooney
Wallace R. Cooney
Vice President – Finance and Chief Accounting Officer

cc:	Terry French
Claire DeLabar